

August 17, 2011

<u>Via E-mail</u>
Mr. James A. Peers
Chief Financial Officer
GFI Group Inc.
55 Water Street
New York, NY 10041

      RE:    **GFI Group Inc.**
               **Form 10-K for the Fiscal Year Ended December 31, 2010**
               **Filed March 16, 2011**
               **File No. 1-34897**

Dear Mr. Peers:

We have reviewed your response letter dated July 29, 2011 and have the following additional comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Note 6. Goodwill and Intangible Assets, page 113</u>

1.  Your response to our comment indicates that the Future Purchase Commitment does not meet the definition of a freestanding financial instrument pursuant to ASC 480.  Since ASC 480-15 makes it clear that only freestanding instruments are within the scope of ASC 480, please clarify to us how you determined that ASC 480 was the appropriate guidance to rely on.

2.  The comment above notwithstanding, your response to our comment also indicates that as of December 31, 2010 you have acquired 70% of Kyte Group Limited and Kyte Capital Management Limited (together "Kyte").  Your response further indicates that you are contractually obligated to acquire the remaining 30% of Kyte in the third quarter of 2013.  As such, you classified the shares subject to the Future Purchase Commitment as a liability under ASC 480, and that no non-controlling interest in Kyte exists and Kyte is reflected as a wholly owned subsidiary in your financial statements. However, it seems

that the seller retains an interest in the earnings/losses of Kyte until you actually acquire the remaining 30%. Please clarify how the 30% of the earnings/losses of Kyte are being accounted for.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief